Registration and Authorization Form Extraordinary General Meeting of WISeKey International Holding Ltd

Mr Mrs SAMPLE ADD 1 ADD 2
Thursday, April 27, 2023 at 2:00 pm CEST SIX ConventionPoint Pfingstweidstrasse 110 8005 Zürich Admittance: 1:30 p.m. CEST

Number of shares: *NUMBER*

NAME ADD 1

Registration (admission cards will be sent starting from April 21, 2023)

☐   I hereby register to attend the Extraordinary General Meeting and ask you to issue an admission card, together with the voting material, in my name.

I hereby authorize that, at the Extraordinary General Meeting, my shares (as well as any further shares registered in my name before the closing of the share register) be represented at the Extraordinary General Meeting and the voting rights attached to my shares be exercised by:

☐   the Independent Proxy, Anwaltskanzlei Keller AG, Splügenstrasse 8, CH-8002 Zürich, Switzerland.

To the extent that I do not mark boxes (see overleaf), thereby giving specific instructions, I instruct the Independent Proxy, by signing this form, to exercise my voting rights in favor of the proposals of the Board of Directors for all agenda items as well as any modified agenda items, proposals or other matters on which voting is permissible under Swiss law and which are properly presented at the Extraordinary General Meeting.

☐   a third party as representative.

If you tick this box, you will be provided with the admission card and a proxy. To authorize the third party as a representative, you are asked to fill in the admission card and the proxy, to sign both documents and to hand them over to the third party representative.

Instead of using this form you may authorize and give your instructions to the Independent Proxy until April 24, 2023 electronically, by accessing the website www.gvote.ch and then following the guidance displayed on your computer screen. Your personal access data for registration are:

Electronic issuance of power of attorney

Internet:	www.gvote.ch
Username:	xxxxxx
Password:	xxxxxxxxxxxx

Please send this form to Computershare Switzerland Ltd, WISeKey International Holding Ltd, Postfach, 4601 Olten, Switzerland, using the enclosed envelope. The completed form must be received no later than on April 24, 2023.

Date: __________________________   Signature: __________________________

Voting Instructions to the Independent Proxy

Agenda items as listed in the invitation to the Extraordinary General Meeting

	In favor	Against	Abstention
Item 1
Distribution of an Extraordinary Dividend in Kind in the Form of Shares in SEALSQ	☐	☐	☐

Item 2
Release of Capital Contribution Reserves to Other General Reserves in an Amount Equal to the Difference Between the Market Value and the Book Value of the Special Dividend	☐	☐	☐

Item 3
Amendment to the Articles of Association	☐	☐	☐

The Board of Directors recommends a vote in favor of all agenda items and proposals listed above.

With regard to any modified agenda items, proposals or other matters for which voting is permissible under Swiss law and which are properly presented at the Extraordinary General Meeting, I hereby authorize the Independent Proxy to proceed as follows:

☐	to vote in favor of any proposal of the Board of Directors

☐	to vote against any proposal

☐	to abstain

Please mark the appropriate box.